Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952

STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 5 DATED JUNE 10, 2016
TO THE PROSPECTUS DATED FEBRUARY 5, 2016

This document supplements, and should be read in conjunction with, our prospectus dated February 5, 2016, as supplemented by Supplement No. 1, dated May 13, 2016, Supplement No. 2, dated May 17, 2016, Supplement No. 3, dated May 23, 2016, and Supplement No. 4, dated May 26, 2016, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 5 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to describe the following:

•	the status of our public offering; and
•	an update to our independent registered public accounting firm.

Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares and Class T common shares, and $300,000,000 in shares of our common stock to our stockholders pursuant to our distribution reinvestment plan, consisting of Class A common shares and Class T common shares. As of May 31, 2016, we had received and accepted investors’ subscriptions for and issued 100,735 shares of our Class A common stock and zero shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $2,290,553.

As of May 31, 2016, approximately 40,898,845 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2018, unless extended, or the date on which the maximum offering amount has been sold.

Update to Our Independent Registered Public Accounting Firm

On June 8, 2016, the audit committee of our board of directors, or the audit committee, approved and authorized us to, and we did, dismiss PricewaterhouseCoopers LLP, or PWC, as our independent registered public accounting firm, effective immediately.

The reports of PWC on our financial statements for the period from our inception on July 29, 2015 through December 31, 2015 contained no adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles. During the period from our inception on July 29, 2015 through December 31, 2015, and the subsequent interim period through June 8, 2016, (1) there were no disagreements between us and PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PWC, would have caused PWC to make reference to the subject matter of the disagreement(s) in connection with its reports, and (2) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K. A copy of PWC’s letter, dated June 9, 2016, stating its agreement with the above statements, was attached as Exhibit 16.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2016.

On June 8, 2016, the audit committee approved and authorized us to, and we did, engage Ernst & Young LLP, or Ernst & Young, as our independent registered public accounting firm, effective immediately.

During the period from our inception on July 29, 2015 through December 31, 2015, and the subsequent interim period through June 8, 2016, neither we nor anyone on our behalf consulted with Ernst & Young regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided that Ernst & Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a “disagreement” or a “reportable event” as such terms are defined in Items 304(a)(1)(iv) and 304(a)(1)(v), respectively, of Regulation S-K.